


06006644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A/S 3/27/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

SEC FILE NUMBER
8- 51622

FACING PAGE   FEB 2 8 2006
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
 $\hspace{3cm}$ MM/DD/YY $\hspace{5cm}$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

$\hspace{2cm}$ SCH ENTERPRISES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____690 W. NORTHFIELD DR., SUITE 100____
$\hspace{3cm}$ (No. and Street)

____BROWNSBURG____$\hspace{2cm}$____IN____$\hspace{2cm}$____46112____
$\hspace{1cm}$ (City) $\hspace{4cm}$ (State) $\hspace{3cm}$ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____STEVE HEINEKAMP____$\hspace{3cm}$____(317) 852-8184____
$\hspace{7cm}$ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____PRICE & GARTRELL, P.C.____
$\hspace{2cm}$ (Name – *if individual, state last, first, middle name*)

____8465 KEYSTONE CROSSING, SUITE 195 INDIANAPOLIS   IN   46260____
$\hspace{0.5cm}$ (Address) $\hspace{4cm}$ (City) $\hspace{4cm}$ (State) $\hspace{3cm}$ (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ~~STEVE HEINEKAMP~~ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH ENTERPRISES, INC. , as of DECEMBER 31 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sandra Cummings
Notary Public
Hendricks County
State of Indiana

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.
FINANCIAL STATEMENT

DECEMBER 31, 2005

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder
SCH Enterprises, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of SCH Enterprises, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of SCH Enterprises, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 12, 2006

Stephen D. Price, C.P.A.   Frank T. Crislip Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

SCH ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	14,648
Investment - 400 share of the NASD		
Stock Market, Inc. at cost		4,600
Total assets	$	19,248

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - payroll taxes	$	2,046
Stockholder's equity:		
Common stock, authorized, 1,000 shares no par,		
issued and outstanding 250 shares		9,500
Retained earnings		7,702
Total stockholder's equity		17,202
Total liabilities and stockholder's equity	$	19,248

See accompanying notes to financial statements.

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SCH ENTERPRISES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Sales commission	$	330,605
Interest income		348
		330,953
EXPENSES		
Compensation and benefits		35,500
Professional fees		2,788
Occupancy (net of sharing agreement)		8,800
Administrative expenses		37,558
		84,646
NET INCOME	$	246,307

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings
Balance at January 1, 2005	$ 9,500	$ 3,695
Net income		246,307
Dividends paid		(242,300)
Balance at December 31, 2005	$ 9,500	$ 7,702

SCH ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Opening activities	
Net income	$ 246,307
Adjustments to reconcile net income to cash provided by operating activities:	
Increase in payroll tax liabilities	194
Cash provided by operating activities	246,501
Financing activity	
Dividends paid	(242,300)
Increase in cash	4,201
Cash at beginning of year	10,447
Cash at end of year	$ 14,648

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SCH Enterprises, Inc. (the "Company") was organized and incorporated on
April 1, 1999, and is engaged in and doing business as a $5,000 broker-dealer.

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected
to be treated to an S Corporation for income tax purposes as provided in Section
1362(a) of the Internal Revenue Code. As such, the corporate income or loss and
credits are passed to the stockholders and combined with his personal income
and deductions to determine taxable income on his individual tax returns. The
election continues unless the Company becomes disqualified or until the election
is revoked voluntarily. The Company has been an S Corporation since inception
and therefore is not subject to the built-in gains tax on the sale of any of its assets.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net
capital rule (rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net
capital of $ 24,563 which was $ 19,563 in excess of its required net capital of
$5,000. The Company's net capital ratio was .083 to 1.

3.   LEASES

The Company is obligated under an operating lease for its office facilities. Rent expense for 2005 was $ 8,800 (net of expense sharing agreement). This is a five-year commitment which expires December 31, 2008.

2006	13,200
2007	13,200
2008	13,200
	$ 39,600

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Total shareholder's equity qualified for net capital	$	17,202
NASDAQ stock		14,072
Deductions - investments		(4,600)
Haircuts (NASDAQ stock @ 15%)		(2,111)
Net capital	$	24,563

SCH ENTERPRISES, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Aggregate indebtedness
  Included in statement of financial condition
    Payroll tax liabilities $ 2,046

Computation of basis net capital requirement
  Minimum net capital required (6 2/3% of
    aggregate indebtedness) $ 136

  Minimum dollar net capital requirement of
  reporting broker or dealer $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 19,563

Excess net capital at 1,000% $ 24,358

Ratio: aggregate indebtedness to net capital   .083 to 1

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Reconciliation with company's computation
    (included in Part IIA of Form X-17A-5
    as of December 31, 2005)

    Net capital, as reported in company's part II $ 24,563
      (unaudited) FOCUS report as amended

    Net capital $ 24,563

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
SCH Enterprises, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of SCH Enterpirses, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by ruel 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 12, 2006

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